Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2021

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
	Note	2021	2020	2021	2020
			Note 1		Note 1
SALES	2	9,763	8,431	14,421	12,629
Freight, transportation and distribution		222	237	433	449
Cost of goods sold		6,659	6,024	9,950	9,125
GROSS MARGIN		2,882	2,170	4,038	3,055
Selling expenses		865	763	1,538	1,405
General and administrative expenses		116	101	219	205
Provincial mining taxes		107	48	165	105
Share-based compensation expense (recovery)		38	12	61	(20)
Other expenses	3	137	107	158	139
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,619	1,139	1,897	1,221
Finance costs		125	139	245	272
EARNINGS BEFORE INCOME TAXES		1,494	1,000	1,652	949
Income tax expense	4	381	235	406	219
NET EARNINGS		1,113	765	1,246	730
Attributable to
Equity holders of Nutrien		1,108	765	1,235	730
Non-controlling interest		5	-	11	-
NET EARNINGS		1,113	765	1,246	730

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		1.94	1.34	2.17	1.28
Diluted		1.94	1.34	2.16	1.28
Weighted average shares outstanding for basic EPS		570,352,000	569,146,000	570,007,000	570,157,000
Weighted average shares outstanding for diluted EPS		571,972,000	569,146,000	571,453,000	570,157,000
Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended June 30		Six Months Ended June 30
(Net of related income taxes)		2021	2020	2021	2020
NET EARNINGS		1,113	765	1,246	730
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		-	-	-	3
Net fair value gain (loss) on investments		22	(2)	70	(21)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		25	194	(5)	(121)
Other		14	9	20	(18)
OTHER COMPREHENSIVE INCOME (LOSS)		61	201	85	(157)
COMPREHENSIVE INCOME		1,174	966	1,331	573
Attributable to
Equity holders of Nutrien		1,170	966	1,321	573
Non-controlling interest		4	-	10	-
COMPREHENSIVE INCOME		1,174	966	1,331	573

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
	Note	2021	2020	2021	2020

OPERATING ACTIVITIES
Net earnings		1,113	765	1,246	730
Adjustments for:
Depreciation and amortization		485	517	965	990
Share-based compensation expense (recovery)		38	12	61	(20)
Impairment of assets		1	-	5	-
(Recovery of) provision for deferred income tax		(20)	84	(10)	62
Cloud computing transition adjustment	3	36	-	36	-
Other long-term assets, liabilities and miscellaneous		64	(60)	54	(100)
Cash from operations before working capital changes		1,717	1,318	2,357	1,662
Changes in non-cash operating working capital:
Receivables		(2,443)	(1,824)	(2,835)	(2,147)
Inventories		1,848	2,174	63	746
Prepaid expenses and other current assets		310	247	998	1,013
Payables and accrued charges		534	(159)	1,231	(44)
CASH PROVIDED BY OPERATING ACTIVITIES		1,966	1,756	1,814	1,230
INVESTING ACTIVITIES
Additions to property, plant and equipment		(378)	(298)	(703)	(661)
Additions to intangible assets		(5)	(36)	(38)	(68)
Business acquisitions, net of cash acquired		(19)	(116)	(40)	(173)
Other		(29)	42	(38)	49
CASH USED IN INVESTING ACTIVITIES		(431)	(408)	(819)	(853)
FINANCING ACTIVITIES
Transaction costs related to debt		(7)	(15)	(7)	(15)
(Repayment of) proceeds from short-term debt, net		(104)	(4,290)	(3)	204
Proceeds from long-term debt		8	1,500	8	1,506
Repayment of long-term debt		(5)	(6)	(5)	(507)
Repayment of principal portion of lease liabilities		(86)	(70)	(164)	(134)
Dividends paid to Nutrien’s shareholders	6	(263)	(258)	(518)	(514)
Repurchase of common shares	6	(1)	-	(2)	(160)
Issuance of common shares		21	-	63	-
Other		(12)	-	(12)	-
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(449)	(3,139)	(640)	380

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(4)	24	(15)	(13)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,082	(1,767)	340	744
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		712	3,182	1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,794	1,415	1,794	1,415
Cash and cash equivalents comprised of:
Cash		1,580	1,106	1,580	1,106
Short-term investments		214	309	214	309
		1,794	1,415	1,794	1,415
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		86	153	162	249
Income taxes paid		105	30	144	65
Total cash outflow for leases		111	96	208	188

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869	38	22,907

Net earnings	-	-	-	-	-	-	-	-	730	730	-	730

Other comprehensive (loss) income	-	-	-	(21)	3	(121)	(18)	(157)	-	(157)	-	(157)

Shares repurchased (Note 6)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(514)	(514)	-	(514)

Effect of share-based compensation including issuance of common shares	35,706	1	7	-	-	-	-	-	-	8	-	8

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	11	11	-	11	-	11

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-	-	-

BALANCE – JUNE 30, 2020	569,145,935	15,667	200	(50)	-	(325)	(25)	(400)	7,320	22,787	38	22,825

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	-	-	1,235	1,235	11	1,246

Other comprehensive income (loss)	-	-	-	70	-	(4)	20	86	-	86	(1)	85

Shares repurchased (Note 6)	(32,728)	(1)	(1)	-	-	-	-	-	-	(2)	-	(2)

Dividends declared	-	-	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	-	-	(12)	(12)

Effect of share-based compensation including issuance of common shares	-	74	(3)	-	-	-	-	-	-	71	-	71

Transfer of net gain on cash flow hedges	-	-	-	-	-	-	(11)	(11)	-	(11)	-	(11)

BALANCE – JUNE 30, 2021	569,227,678	15,746	201	34	-	(66)	(12)	(44)	7,315	23,218	36	23,254

  1   Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2021	2020	2020

			Note 1	Note 1

ASSETS

Current assets

Cash and cash equivalents		1,794	1,415	1,454

Receivables		6,683	5,736	3,626

Inventories		4,876	4,199	4,930

Prepaid expenses and other current assets		524	420	1,460

		13,877	11,770	11,470

Non-current assets

Property, plant and equipment		19,592	20,178	19,660

Goodwill		12,211	12,096	12,198

Other intangible assets		2,393	2,376	2,388

Investments		619	803	562

Other assets		664	578	914

TOTAL ASSETS		49,356	47,801	47,192

LIABILITIES

Current liabilities

Short-term debt		210	1,247	159

Current portion of long-term debt		32	-	14

Current portion of lease liabilities		276	228	249

Payables and accrued charges		9,367	7,306	8,058

		9,885	8,781	8,480

Non-current liabilities

Long-term debt		10,029	10,032	10,047

Lease liabilities		900	841	891

Deferred income tax liabilities	4	3,118	3,212	3,149

Pension and other post-retirement benefit liabilities		458	435	454

Asset retirement obligations and accrued environmental costs		1,559	1,575	1,597

Other non-current liabilities		153	100	171

TOTAL LIABILITIES		26,102	24,976	24,789

SHAREHOLDERS’ EQUITY

Share capital	6	15,746	15,667	15,673

Contributed surplus		201	200	205

Accumulated other comprehensive loss		(44)	(400)	(119)

Retained earnings		7,315	7,320	6,606

Equity holders of Nutrien		23,218	22,787	22,365

Non-controlling interest		36	38	38

TOTAL SHAREHOLDERS’ EQUITY		23,254	22,825	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		49,356	47,801	47,192

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2020 annual consolidated financial statements except as disclosed in Note 3. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of changes in shareholders’ equity, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

We prepare our interim financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impacts arising from the novel coronavirus (“COVID-19”) pandemic. The future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods. As a result of the COVID-19 pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other expenses (Note 3).

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 9, 2021.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	7,522	844	1,008	389	-	-	9,763

– intersegment	15	61	307	60	-	(443)	-

Sales – total	7,537	905	1,315	449	-	(443)	9,763

Freight, transportation and distribution	-	88	136	46	-	(48)	222

Net sales	7,537	817	1,179	403	-	(395)	9,541

Cost of goods sold	5,679	317	763	319	-	(419)	6,659

Gross margin	1,858	500	416	84	-	24	2,882

Selling expenses	863	2	8	1	(9)	-	865

General and administrative expenses	41	3	3	3	66	-	116

Provincial mining taxes	-	107	-	-	-	-	107

Share-based compensation expense	-	-	-	-	38	-	38

Other expenses	34	11	6	3	83	-	137

Earnings (loss) before finance costs and income taxes	920	377	399	77	(178)	24	1,619

Depreciation and amortization	169	116	155	35	10	-	485

EBITDA	1,089	493	554	112	(168)	24	2,104

Integration and restructuring related costs	7	-	-	-	22	-	29

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange gain, net of related derivatives	-	-	-	-	(2)	-	(2)

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,097	495	555	112	(68)	24	2,215

Assets – at June 30, 2021	21,784	12,107	10,266	1,454	4,414	(669)	49,356

	Three Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	6,754	617	755	285	20	-	8,431

– intersegment	10	64	246	49	-	(369)	-

Sales – total	6,764	681	1,001	334	20	(369)	8,431

Freight, transportation and distribution	-	93	148	57	-	(61)	237

Net sales	6,764	588	853	277	20	(308)	8,194

Cost of goods sold	5,137	310	645	249	18	(335)	6,024

Gross margin	1,627	278	208	28	2	27	2,170

Selling expenses	764	1	5	1	(8)	-	763

General and administrative expenses	30	1	2	3	65	-	101

Provincial mining taxes	-	46	1	-	1	-	48

Share-based compensation expense	-	-	-	-	12	-	12

Other expenses (income)	32	4	(11)	3	79	-	107

Earnings (loss) before finance costs and income taxes	801	226	211	21	(147)	27	1,139

Depreciation and amortization	163	109	172	56	17	-	517

EBITDA	964	335	383	77	(130)	27	1,656

Integration and restructuring related costs	-	-	-	-	18	-	18

Share-based compensation expense	-	-	-	-	12	-	12

COVID-19 related expenses	-	-	-	-	17	-	17

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	964	335	383	77	(65)	27	1,721

Assets – at December 31, 2020 ¹	20,526	11,707	10,077	1,388	3,917	(423)	47,192

1 In 2021, certain assets related to transportation, distribution and logistics were reclassified under Corporate and Others as these are centrally managed. Comparative figures have been restated to reflect this change. Depreciation expense related to these assets are allocated to the rest of the segments based on usage.

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,482	1,475	1,703	761	-	-	14,421

– intersegment	27	151	467	132	-	(777)	-

Sales – total	10,509	1,626	2,170	893	-	(777)	14,421

Freight, transportation and distribution	-	198	231	105	-	(101)	433

Net sales	10,509	1,428	1,939	788	-	(676)	13,988

Cost of goods sold	7,999	608	1,373	638	-	(668)	9,950

Gross margin	2,510	820	566	150	-	(8)	4,038

Selling expenses	1,530	5	15	3	(15)	-	1,538

General and administrative expenses	80	5	5	5	124	-	219

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	61	-	61

Other expenses (income)	49	12	(20)	6	111	-	158

Earnings (loss) before finance costs and income taxes	851	633	566	136	(281)	(8)	1,897

Depreciation and amortization	346	240	284	73	22	-	965

EBITDA	1,197	873	850	209	(259)	(8)	2,862

Integration and restructuring related costs	8	-	-	-	31	-	39

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

COVID-19 related expenses	-	-	-	-	18	-	18

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,206	875	855	209	(116)	(8)	3,021

Assets – at June 30, 2021	21,784	12,107	10,266	1,454	4,414	(669)	49,356

	Six Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,406	1,164	1,401	611	47	-	12,629

– intersegment	19	128	378	106	-	(631)	-

Sales – total	9,425	1,292	1,779	717	47	(631)	12,629

Freight, transportation and distribution	-	187	248	127	-	(113)	449

Net sales	9,425	1,105	1,531	590	47	(518)	12,180

Cost of goods sold	7,257	575	1,226	569	43	(545)	9,125

Gross margin	2,168	530	305	21	4	27	3,055

Selling expenses	1,399	4	12	3	(13)	-	1,405

General and administrative expenses	68	3	4	5	125	-	205

Provincial mining taxes	-	103	1	-	1	-	105

Share-based compensation recovery	-	-	-	-	(20)	-	(20)

Other expenses (income)	48	5	(9)	9	86	-	139

Earnings (loss) before finance costs and income taxes	653	415	297	4	(175)	27	1,221

Depreciation and amortization	318	205	322	119	26	-	990

EBITDA	971	620	619	123	(149)	27	2,211

Integration and restructuring related costs	-	-	-	-	28	-	28

Share-based compensation recovery	-	-	-	-	(20)	-	(20)

COVID-19 related expenses	-	-	-	-	19	-	19

Foreign exchange gain, net of related derivatives	-	-	-	-	(9)	-	(9)

Adjusted EBITDA	971	620	619	123	(131)	27	2,229

Assets – at December 31, 2020	20,526	11,707	10,077	1,388	3,917	(423)	47,192

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Retail sales by product line

Crop nutrients	3,045	2,527	4,061	3,312

Crop protection products	2,666	2,436	3,751	3,446

Seed	1,216	1,141	1,679	1,535

Merchandise	268	253	498	469

Nutrien Financial	59	40	84	56

Services and other	335	400	508	655

Nutrien Financial elimination [1]	(52)	(33)	(72)	(48)

	7,537	6,764	10,509	9,425

Potash sales by geography

Manufactured product

North America	414	325	856	644

Offshore [2]	491	356	770	648

	905	681	1,626	1,292

Nitrogen sales by product line

Manufactured product

Ammonia	405	291	593	447

Urea	372	304	646	566

Solutions, nitrates and sulfates	329	233	526	429

Other nitrogen and purchased products	209	173	405	337

	1,315	1,001	2,170	1,779

Phosphate sales by product line

Manufactured product

Fertilizer	258	185	530	406

Industrial and feed	133	117	259	237

Other phosphate and purchased products	58	32	104	74

	449	334	893	717

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 8).

NOTE 3  OTHER (INCOME) EXPENSES

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Integration and restructuring related costs	29	18	39	28

Foreign exchange loss (gain), net of related derivatives	1	18	3	(13)

Earnings of equity-accounted investees	(2)	(13)	(22)	(23)

Bad debt expense	13	21	15	27

COVID-19 related expenses	9	17	18	19

Impairment of assets	1	-	5	-

Cloud computing transition adjustment	36	-	36	-

Other expenses	50	46	64	101

	137	107	158	139

In April 2021, the IFRS Interpretations Committee published a final agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. We changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualify for capitalization were expensed in the current period since they were not material.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Income tax expense	381	235	406	219

Actual effective tax rate on earnings (%)	26	25	25	24

Actual effective tax rate including discrete items (%)	26	24	25	23

Discrete tax adjustments that impacted the tax rate	(3)	(13)	(3)	(11)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2021	As at December 31, 2020
Income tax assets
Current	Receivables	346	83
Non-current	Other assets	89	305
Deferred income tax assets	Other assets	221	242
Total income tax assets		656	630
Income tax liabilities
Current	Payables and accrued charges	335	48
Non-current	Other non-current liabilities	49	40
Deferred income tax liabilities	Deferred income tax liabilities	3,118	3,149
Total income tax liabilities		3,502	3,237

NOTE 5  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2020 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	June 30, 2021				December 31, 2020

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Level 3	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	1,794	-	1,794	-	1,454	-	1,454

Derivative instrument assets	27	-	27	-	45	-	45

Other current financial assets - marketable securities [2]	224	31	193	-	161	24	137

Investments at FVTOCI [3]	233	223	-	10	153	153	-

Derivative instrument liabilities	(20)	-	(20)	-	(48)	-	(48)

Amortized cost

Current portion of long-term debt

Fixed and floating rate debt	(32)	-	(32)	-	(14)	-	(14)

Long-term debt

Notes and debentures	(9,988)	(7,763)	(3,721)	-	(9,994)	(3,801)	(7,955)

Fixed and floating rate debt	(41)	-	(41)	-	(53)	-	(53)

1 During the periods ended June 30, 2021 and December 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  SHARE CAPITAL

Share repurchase programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	32,728
1 The 2021 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Number of common shares repurchased for cancellation	17,750	-	32,728	3,832,580

Average price per share (US dollars)	52.88	-	52.90	41.96

Total cost	1	-	2	160

Dividends declared

We declared a dividend per share of $0.46 (2020 – $0.45) during the three months ended June 30, 2021, payable on July 16, 2021 to shareholders of record on June 30, 2021 and total dividends of $0.92 (2020 – $0.90) during the six months ended June 30, 2021.

NOTE 7  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 8  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	June 30, 2021	December 31, 2020

Receivables from Canpotex	356	122